September 8, 2005



Mr. Wilman Wong
Chief Financial Officer
Chai-Na-Ta Corp.
Unit 100 - 11300 No. 5 Road
Richmond, B.C. V7A 5J7


	Re:	Chai-Na-Ta Corp.
		Form 20-F for Fiscal Year Ended December 31, 2004
Filed April 4, 2005
      File No. 0-20386


Dear Mr. Wong:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for the Fiscal Year Ended December 31, 2004

Selected Financial Data, page 3

1. It appears from your disclosures that you have not included depreciation relating to property, plant and equipment in your determination of Gross Profit. Please revise your calculation to include all costs and expenses associated directly with or allocated to your product sold. These costs and expenses should include inventoriable costs of assets incident to or necessary for cultivation of your product, including applicable depreciation, depletion and amortization. Refer to SAB Topic 11:B. In addition, revise any discussion throughout your filing of Gross Profit, as appropriate.

Risk Factors, page 6

2. We note your disclosure under this heading as follows: "The Ministry of Commence of the People`s Republic of China announced an order to stop the import of cultivated North American ginseng to China for the purpose of contract processing in China and then re-export. The announcement was effective on November 1, 2004 but it is still premature to predict the impact of this measure on the prices of ginseng root." Please tell us how you have considered the impact this announcement will have on the impairment of your inventory and capitalized crop costs. In addition, please expand your liquidity discussion to discuss the ways in which this announcement could impact your business and your ability to continue as a going concern.

Major Shareholders and Related Party Transactions, page 27

3. We note your disclosure that "Any issued and outstanding preferred shares will automatically be converted into common shares in 2010."
In view of the mandatory conversion of these shares into common stock in 2010, please tell us how you have considered the guidance in paragraph 15 of CICA 3861 and paragraph 9 of SFAS 150 for purposes of the US GAAP reconciliation.

Financial Statements

Consolidated Statements of Cash Flows

4. We note that you present a reconciliation of net earnings after items not affecting cash in footnote 15(a). Please support your disclosure of this subtotal under Canadian GAAP as there does not appear to be a provision within CICA 1540 for this presentation.

Note 18. Differences Between Canadian and United States Generally
Accepted Accounting Principles

5. We note your disclosure under part (e) that the write-down of inventory and crop costs is included in operating expenses under Canadian GAAP and cost of goods sold under US GAAP. Based on this disclosure, please explain the reason why Canadian GAAP net earnings would be increased for the write-down of inventory of $192,642 to reconcile to US GAAP net earnings.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

								Sincerely,



								Jill S. Davis
								Branch Chief
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Mr. Wilman Wong
Chai-Na-Ta Corp.
September 8, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
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WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
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